UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.__)(1)

                              Benjamin Moore & Co.
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                                (Name of Issuer)

                    Common Stock, Par Value $10.00 Per Share
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                         (Title of Class of Securities)

________________________________________________________________________________
                                 (CUSIP Number)

      John T. Rafferty, 51 Chestnut Ridge Road, Montvale, N.J. 07645
                                 (201)573-9600
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

           June 19, 1996 Appointment as Successor Co-Trustee of Trusts
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            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

                                  SCHEDULE 13D
================================================================================
CUSIP No._________________________                             Page 2 of 5 Pages
================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Charles C. Vail
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds*

      No Funds Involved
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e) |_|

      Not Applicable
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6     Citizenship or Place of Organization

      United States of America
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                  7     Sole Voting Power
  Number of
   Shares               8,300
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             505,783
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        8,300
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        505,783
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      514,083
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|

      Excludes 200 shares owned by wife as to which shares beneficial ownership is disclaimed.

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13    Percent of Class Represented By Amount in Row (11)

      5.7% based on 9,008,163 shares outstanding on 3/3/97
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14    Type of Reporting Person*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Schedule 13D

                                                               Page 3 of 5 Pages

Item 1. Security and Issuer

        Common Stock, Par Value $10.00 Per Share
        Benjamin Moore & Co.
        51 Chestnut Ridge Road
        Montvale, New Jersey 07645

Item 2. Identity and Background

        (a)     Charles C. Vail

        (b)     Benjamin Moore & Co.
                51 Chestnut Ridge Road
                Montvale, New Jersey  07645

        (c) Vice President, Director, Benjamin Moore & Co.; Manufacture, sale and distribution of a broad line of coatings (paints, stains and clear finishes) and production finishes coatings.

        (d)     No.

        (e)     No.

        (f)     United States of America

Item 3. Source and Amount of Funds or Other Consideration

        No funds involved. On June 19,1996, reporting person became a successor co-trustee of nine trusts upon the death of one of three trustees. The trusts hold 396,133 shares of the Issuer's Common Stock. The other two trustees have previously reported these trust holdings on Schedule 13D.

Item 4. Purpose of Transaction

        (a) through (j)

        None.

Item 5. Interest in Securities of the Issuer

        (a) 514,083 -- 5.7%. The 514,083 shares consist of 4,300 shares as to which there is sole voting and dispositive power, 4,000 shares subject to currently exercisable option, 504,933 shares as to which

                                  Schedule 13D

                                                               Page 4 of 5 Pages

        there is shared voting and dispositive power by reason of being a co-trustee and 850 shares held by the Issuer's Employees' Stock Ownership Benefit Plan for the benefit of the reporting person. Of the 505,783 shares, 396,133 shares are held by nine trusts under a will of which the reporting person is a co-trustee, a total of 108,800 shares are held by the reporting person under a total of seven other trusts as to which the reporting person is a co-trustee, and 850 shares are held by the Issuer's Employees' Stock Ownership Benefit Plan for the benefit of the reporting person by three trustees under a trust agreement.

        At March 3, 1997 there were 9,008,163 shares of Common Stock, Par Value $10.00 Per Share, issued and outstanding.

        (b)     sole power to vote or to direct the vote: 8,300

                shared power to vote or to direct the vote: 505,783

                sole power to dispose or to direct the disposition of: 8,300 shared power to dispose or to direct the disposition of: 505,783

        The shared power to vote or to direct the disposition of 505,783 shares is shared with Benjamin M. Belcher, Jr., Yvan Dupuy, Richard Roob, Sara
        B. Wardell, Ward B. Wack, each of whom is a Director of the Issuer Benjamin Moore & Co., John C. Moore, who is deemed to own beneficially (within the meaning of the applicable rules and regulations of the Securities and Exchange Commission) more than five percent of the Common Stock of the Issuer, and one individual having no affiliation with the Issuer. As to all of the named persons, the answers in subparagraphs (b) through (f) of Item 2 above, except for the title of Vice President and except that John C. Moore is a former Director, are applicable and are to be deemed repeated herein as to such persons. As to the individual, the answers in subparagraphs (d) through (f) of Item 2 above are applicable and are to be deemed repeated herein as to such person.

        (c)     None.

        (d)     Not Applicable.

        (e)     Not Applicable.

                                  Schedule 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        None.

Item 7. Material to Be Filed As Exhibits

        None.


                                    Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 17, 1997                          /s/ Charles C. Vail
                                              --------------------------
                                              Signature
                                              Charles C. Vail
                                              Individual